SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities and Exchange Act of 1934

For the Month of August, 2006

HANSON PLC

(Translation of registrant’s name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F  ☒        Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐        No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HANSON PLC

By:	/s/ Graham Dransfield
Graham Dransfield
Legal Director

Date: August 2, 2006

August 2, 2006

•	Interim Results 2006

•	Group turnover*† up 14.4% to £1,998.2 million (£1,746.8m)

•	Operating profit before impairments† up 15.8% to £228.4 million (£197.3m)

•	Profit before tax† up 12.4% to £193.6 million (£172.3m)

•	Profit for the period up 25.6% to £166.9 million (£132.9m)

•	Basic EPS up 27.5% to 23.2p (18.2p)

•	Net cash inflow from operating activities £106.2 million (£138.2m)

•	Gearing**(¹) 60.6% (43.7%)

•	Declared dividend per share up 10.3% to 6.45p (5.85p)

*	excluding joint-ventures and associates
†	continuing operations
**	net debt divided by total equity
#	before impairments
(¹)	restated for the final impact of transitioning to International Financial Reporting Standards (IFRS)

Alan Murray, Chief Executive, said: “Hanson has continued to make significant progress in driving forward its profitability both from existing business operations and through the contribution from acquisitions. This performance has been led by strong results from both of our US businesses. Our UK Aggregates, Australian and Continental European operations have also performed well. This has more than offset the difficult market conditions for our UK Building Products division. The first half has also been excellent for bolt-on acquisitions with a total spend of £541.1 million on 12 deals. Overall, the outlook remains in line with our expectations and we anticipate continued progress in the second half of 2006.”

Overview

Turnover*† for the first half of 2006 increased by 14.4% to nearly £2bn and operating profit†# increased by 15.8% to £228.4m (£197.3m). This excellent performance maintains the rate of operating profit growth achieved in 2005.

This growth has been led by strong results from both of our US businesses. In addition, our UK Aggregates, Australian and Continental European operations performed well. These have more than offset the ongoing difficult market conditions for our UK Building Products division.

We have continued to make significant progress in driving forward our profitability, both from our existing business operations and through the contribution from acquisitions.

Increases in selling prices were a major contributor to the growth of the existing operations. Good price increases were achieved across all main product lines. These increases have been necessary to recover those higher input costs that could not be absorbed through cost initiatives. We intend to maintain a disciplined approach to both pricing and to keeping our customers appraised of such increases on a fair and timely basis. Rigorous cost control is central to our margin management strategy. Investment in capital expenditure has increased in the first half and is expected to further improve productivity.

Acquisitions made in 2006 contributed £67.2m (3.8%) to the increase in turnover*†, and £16.8m (8.5%) to the increase in operating profit†#. Acquisition flow has been excellent in 2006, following a very good year in 2005, with a total of £541.1m spent on acquisitions in the first half of this year. Focused acquisition growth remains an important part of our strategy.

Property profits increased by £5.5m to £6.8m, and foreign exchange translation resulted in an increase in turnover*† of £44.9m (2.6%) and operating profit†# of £5.7m (2.9%). Finance costs have increased reflecting the success of the acquisition programme.

Profit before tax† of £193.6m is up 12.4% on the first half of 2005. Basic earnings per share at 23.2p increased by 27.5%.

Outlook

Input cost pressures are expected to continue and we will focus on margin management through selling price discipline and rigorous cost control.

We will continue to pursue capital investment opportunities in the second half of the year. We remain committed to strengthening and expanding our operational footprint through value-adding acquisitions in both aggregates and building products.

Overall, the outlook remains in line with our expectations. Therefore we anticipate continued progress in the second half of 2006.

Details on this operating outlook are provided in the review of each division.

Corporate Development

A total of £541.1m was spent on 12 acquisitions in the first half of the year.

In January, we acquired PaverModule, a market leading manufacturer of pavers in Florida, USA. This has delivered a strong performance within Hanson Building Products North America.

Civil and Marine, acquired in March for £245m, is performing well. Civil and Marine is the UK’s leading producer of ground granulated blast furnace slag (GGBS) which is a high quality cement substitute. In addition, Civil and Marine has operations in Florida, USA, which further strengthens our footprint in that state.

In June, we completed the acquisition for the Illinois, USA based Material Service Corporation for $300m. Material Service is the thirteenth largest aggregates producer in the USA and will be managed as part of Hanson Aggregates North America.

At the end of June, we completed the acquisition of Formpave, a producer of high specification concrete block paving, which will be managed as part of Hanson Building Products UK.

The eight other transactions included operations in the UK, USA, Australia and Spain.

At present, a number of further acquisition opportunities are being pursued although, as always, the timing of these transactions is difficult to predict.

Dividend

The Board has declared an interim dividend of 6.45p (5.85p) per share payable on September 15, 2006 to those shareholders on the register at the close of business on August 25, 2006. This represents an increase of 10.3% compared to the first half of last year. The shares are expected to trade ex-dividend on August 23, 2006.

Asbestos

Approximately 2,750 (6,700) new asbestos claimants filed in the first half of 2006. Resolutions for the same period were around 6,350 (8,850), over 90% of which were dismissals. Outstanding claimants at the end of June 2006 were approximately 127,750, a reduction of 3,600 compared to 131,350 at the end of December 2005.

First half gross costs were $27.1m, compared to $22.2m in the first half of 2005, $21.0m in the second half of 2005 and an annual cost of $59.3m in 2004. $2.2m of the insurance asset was utilised in the first half of 2006, resulting in a net cost before tax of $24.9m ($15.4m).

Gross costs in the second half of 2006 are expected to be similar to those in the first half of this year.

An asbestos provision is maintained for those gross costs considered to be both probable and reliably estimable. At present, this is equivalent to approximately eight years of gross cost at an average of around $60m pa. The $30m charge for the half year is shown within discontinued operations in the income statement and is equivalent to £8.4m after tax and discounting. This is offset by additional insurance secured in the first half of £14.7m.

Hanson’s US subsidiaries which are affected by asbestos will continue to litigate and negotiate for additional insurance cover and intend to settle only those cases with proven disease and product identification.

Financial position

Hanson continues to maintain a strong financial position.

Cash inflow from operating activities for the period (after finance and tax, before capital expenditure) was £106.2m (£138.2m). Working capital increased at June 30, 2006 following strong first half earnings and this should benefit the second half cash inflow. Capital expenditure payments increased to £139.1m (£79.9m), equivalent to 152% of depreciation. £39.4m was spent to repurchase 6.3m shares during the period, leaving 716.0m shares in issue at June 30, 2006. As at June 30, 2006, a total of £112.8m had been spent buying back 21.0m shares since the programme began in October 2004. The final 2005 dividend, paid in the first half of this year, totalled £101.6m.

Net debt increased to £1,574.8m (£989.6m at December 31, 2005, £1,063.2m at June 30, 2005). This is inclusive of a £94.9m decrease against net debt at December 31, 2005 due to foreign exchange movements. Gearing (net debt/equity) was 60.6% at the half year (37.0% at December 31, 2005).

Financing activity in the period related primarily to the funding of acquisitions. These were financed through existing resources. At the end of the period the proportion of net debt (including foreign exchange contracts) held in US dollars had reduced to 78% (110% at December 31, 2005) and the proportion of net debt held at floating interest rates had risen to 68% (44% at December 31, 2005).

The net deficit on the group’s pension schemes before tax was £33.2m (£20.8m at December 31, 2005) due principally to lower returns on equities and bonds.

Review of operations

Hanson Aggregates North America

Hanson Aggregates North America delivered a 43.6% increase in operating profit†# for the first half of the year, led by strong pricing discipline and tight cost control.

Group turnover*† increased by 20.5% to £507.6m (£421.1m). £12.4m (2.9%) of the increase was due to acquisitions made in 2006 and £19.6m (4.7%) due to foreign exchange. Margins improved by 1.6ppts to 11.1%.

Operating profit†# increased by 43.6% to £57.0m (£39.7m). The increase in operating profit†# included £2.9m (7.3%) of 2006 acquisition earnings, £1.8m (4.5%) due to foreign exchange and additional property profit of £0.3m (0.8%). Excluding these items, operating profit†# increased by £12.3m, or 31.0%.

The major part of the increase in earnings was attributable to strong selling prices. The average price increase for aggregates was 12.0% compared to the first half of 2005, with pricing strongest in the West region. Good price increases were achieved across all product lines. These increases have been implemented both to recover higher input costs, particularly fuel and bitumen, and to reflect the underlying economic value of our aggregates reserves.

Overall demand in the first half was good, led by a buoyant first quarter. Our heritage aggregates volumes were similar to the first six months of last year. Regionally, demand was strongest in the West and Southwest, and weaker in the Northeast and Mideast. In general, infrastructure, industrial and commercial activity has been strong and has offset some localised reduction in housing-related demand.

Year to date acquisitions include the Florida facility of Civil & Marine, completed in March, and the acquisition of Material Service, based in Illinois, completed in June. Integration is progressing well. Contributions from Mission Valley Rock in San Francisco, acquired in June 2005, will remain relatively modest for the balance of this year whilst we transition to the new reserves at this site.

Outlook - Infrastructure, industrial and commercial demand is expected to remain robust. A weakening in residential demand is expected to continue. Full year heritage aggregates volumes are anticipated to be slightly ahead of last year. We will look to maintain selling price discipline throughout the year, and have notified customers in certain areas of mid year price increases. Therefore, continued progress is anticipated, supplemented by additional earnings from acquisitions made to date.

Hanson Building Products North America

Hanson Building Products North America delivered a 31.5% increase in operating profit†# for the first half of the year, driven principally by strong demand, selling price increases in all major product lines, good cost performance, including the benefit of recently completed capital projects, and acquisition earnings.

Group turnover*† increased by 26.4% to £435.4m (£344.5m). £19.0m (5.5%) of the increase was due to acquisitions made in 2006 and £19.4m (5.6%) due to foreign exchange. Margins improved by 0.7ppts to 17.0%.

Operating profit†# increased by 31.5% to £74.3m (£56.5m). The increase in operating profit†# included £4.9m (8.7%) of 2006 acquisition earnings, £3.6m (6.4%) due to foreign exchange and a reduction in property profit of £0.3m. Excluding these items, operating profit†# increased by £9.6m, or 17.0%.

The increase in earnings was driven by the pipe and the precast operations. Volume increases, excluding acquisitions, of 10.3% were achieved in gravity pipe and precast products. The increases were due to a combination of strong market demand, most notably in Florida and the West Coast, and precast product expansion. Additional input costs were offset by cost-saving capital expenditure, efficiency improvements and price increases.

In the division’s brick and tile operations, earnings were down slightly against the first half of 2005. Both operations have mitigated volume reductions through price discipline and cost saving initiatives.

The capital expenditure programme for new and upgraded facilities continues. Construction of three new concrete products facilities and of a new roof tile plant in Florida are underway, with commissioning taking place during 2006 and 2007.

Acquisitions this year, most notably PaverModule in Florida, which completed in January, have delivered results in line with our expectations. Our 2005 acquisitions, the largest of which was Sherman Pipe, are performing well.

Outlook - The backlog for pipe and precast is healthy at over $520m ($430m) and volume for these products is expected to remain strong based on good underlying market fundamentals and continued product expansion. Brick and tile is experiencing some local demand decline, most notably in Ontario, Canada and Northern California, as the housing market has weakened. Ongoing selling price increases and cost and production efficiency initiatives are expected to offset input cost rises. Continued progress is therefore anticipated, and will be supplemented by additional earnings from recent acquisitions.

Hanson Aggregates UK

Hanson Aggregates UK delivered a 20.5% increase in operating profit†# for the first half of the year. This was due to acquisition earnings, property income and strong margin management.

Group turnover*† increased by 8.2% to £436.8m (£403.7m). The increase included £25.7m (6.4%) due to acquisitions made in 2006. Margins improved by 1.6ppts to 12.2%.

Operating profit†# increased by 20.5% to £59.3m (£49.2m). The increase in operating profit†# included £7.8m (15.9%) of 2006 acquisitions earnings and additional property profit of £5.2m (10.6%). Excluding these items, operating profit†# decreased by £2.9m, or 5.9%.

This is a good performance given weak market demand and demonstrates our ongoing commitment to pricing discipline, operational efficiency and cost reduction initiatives.

Total market demand across the UK for aggregates and asphalt has declined in 2006. Public infrastructure spend has remained poor. Consequently, sales volumes for all our major products were down on last year. In particular, asphalt volumes declined by 12% compared to the strong first half of 2005.

Despite these decreased volumes, our pricing discipline has been maintained with average price increases of 6-7% achieved across the main product lines.

Significant increases in energy and bitumen costs were experienced in the first half. The impact of these increases has been mitigated by a combination of cost reduction and efficiency initiatives, and selling price increases.

The acquisition of Civil & Marine, the UK’s largest producer of ground granulated blast furnace slag (GGBS), a high quality cement substitute, was completed in March. Integration is progressing well.

Outlook - Market demand is expected to remain weak and full year heritage aggregates and asphalt volumes are expected to be below last year. We intend to maintain selling price discipline throughout the year, and have notified customers of a mid year price increase in asphalt following a sharp rise in bitumen costs. Continued progress is expected in the second half of this year, much of which is likely to be from additional earnings due to acquisitions made during 2006.

Hanson Building Products UK

Operating profit†# for Hanson Building Products UK declined by just over 50%, due largely to lower brick volumes.

Group turnover*† decreased by 1.2% to £193.8m (£196.2m). Operating profit†# reduced by 51.6% to £10.4m (£21.5m). Margins declined by 5.6ppts to 5.4%.

Weak demand in the repair, maintenance and improvement (RMI) sector has led to volume reductions in all our main product lines, most notably in brick. Brick volumes were 19% below the first six months of last year.

Despite the volume reductions, pricing discipline has been maintained across all product lines, with average selling price increases of 7% achieved for bricks.

In general, higher gas and electricity costs have been offset by cost savings and selling price increases. Site closures and production shut-downs were implemented in the first half of this year.

During 2006, three relatively small acquisitions have been completed. In January, we acquired Red Bank Manufacturing, a producer of high quality terracotta clay and concrete products. In February, we acquired a block plant from Lafarge. At the end of June 2006, we acquired Formpave, a producer of high specification concrete block paving.

Outlook - Recent indications are that the RMI market may be stabilising, although we are not expecting any significant improvements in the second half of this year compared to the second half of 2005. Our priority is to maintain selling price and cost discipline during the rest of 2006 to prevent further earnings decline.

Hanson Australia & Asia Pacific

A good performance was delivered by the Australia & Asia Pacific division which maintained operating profit†# at similar levels to the record earnings which were achieved last year.

Australia

Group turnover*† increased by 6.1% to £232.2m (£218.9m). The increase included £1.6m due to foreign exchange. Margins declined by 0.9ppts to 10.5%.

Operating profit†# decreased by 2.2% to £31.7m (£32.4m). The decrease in operating profit†# included additional property profit of £0.3m and an increase of £0.2m due to foreign exchange. Excluding these items, operating profit†# decreased by £1.2m, or 3.7%.

Overall demand in Australia has remained stable with commercial and industrial volumes offsetting residential demand weakness. Our aggregates and ready-mixed concrete volumes have increased by approximately 2%, whilst selling prices have increased 3-5%.

Earnings from the Building Products division were down on last year due to lower volumes and higher production costs. Selling prices have continued to increase.

Asia Pacific

Improved earnings were achieved in Malaysia, as a result of increased aggregates volumes and asphalt selling prices, and in Hong Kong due to selling price improvements.

Outlook - Trading conditions are expected to remain stable in Australia & Asia Pacific for the remainder of 2006. Last year’s one-off tax benefit of £6.6m in Australia will not be repeated. This is included in share of joint-ventures’ and associates’ profit after tax within operating profit† under IFRS.

Hanson Continental Europe

Hanson Continental Europe delivered a 22.8% increase in operating profit†# for the first half of the year. This was due to strong demand, improved selling prices and acquisition earnings.

Group turnover*† increased by 20.1% to $132.6m (£110.4m). The increase included £3.4m (3.1%) due to acquisitions in 2006 and £0.4m (0.4%) due to foreign exchange. Margins improved by 0.2ppts to 8.5%.

Operating profit†# increased by 22.8% to £11.3m (£9.2m) with all countries, apart from the Czech Republic, ahead of last year. The increase in operating profit†# included £0.6m of 2006 acquisition earnings. Excluding this item, operating profit†# increased by £1.5m, or 16.3%.

Our Spanish operating profit contribution for the six months was ahead of last year driven principally by strong aggregates and ready-mixed concrete demand, improved pricing and acquisitions. Two acquisitions were completed in 2006, complementing our existing operations in Madrid and Majorca.

Operating profit from our Israel operations has improved. This is a good achievement given the difficult trading conditions and was led by selling price increases and production efficiencies. In The Netherlands, Belgium and Germany, stronger demand and selling price increases led to an improved operating profit on last year, whilst the Czech Republic was impacted by a long winter period leading to lower volumes.

Outlook - Trading conditions are expected to remain stable in Continental Europe in the second half of 2006, with the possible exception of Israel due to the current uncertainly regarding the security situation.

Appendices:	(i)	Operating statistics
	(ii)	Financial statements

Further information on Hanson can be found at www.hanson.biz

Inquiries:
Nick Swift/Hilary Reid Evans
Hanson PLC
Tel: +44 (0)20 7245 1245

Notes:

1.	Hanson is one of the world’s leading heavy building materials companies. It is one of the largest producers of aggregates – crushed rock, sand and gravel – and also one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world. Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK, Australia, Asia Pacific and Continental Europe.

2.	Hanson operates through six divisions: Hanson Aggregates North America, Hanson Building Products North America, Hanson Aggregates UK, Hanson Building Products UK, Hanson Australia & Asia Pacific and Hanson Continental Europe.

3.	Register for Hanson’s e-mail distribution for press releases and notification of the publication of corporate reports via www.hanson.biz.

4.	High resolution Hanson images to accompany this announcement are available for the media to view and download free of charge from www.vismedia.co.uk. High-resolution images are also available from www.hanson.biz

Some of the information included in this press release, including documents incorporated by reference, are, or may deemed to be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (United States). Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results and developments to differ materially from future results and developments expressed or implied by such forward-looking statements. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as but not limited to ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’ and other words and terms of similar meanings in discussion of future operating or financial performance. Such factors include, but are not limited to, changes in economic conditions, especially in the USA, the UK and Australia; changes in governmental policy or legislation that could effect regulatory compliance and other operating costs; changes in governmental policy or legislation relating to public works expenditure and housing; potential liabilities, including asbestos, arising out of former businesses and activities; our inability to achieve success in our acquisition strategy; the competitive market in which we operate; disruption to, or increased costs of, the supply of materials, energy and fuel to our business; inclement weather conditions; exchange rate fluctuations; and ineffective implementation of computer software systems. Hanson does not undertake any obligation to update or revise publicly such forward-looking statements. All written, oral and electronic forward-looking statements attributable to Hanson or persons acting for or on behalf of Hanson are expressly qualified in their entirety by this cautionary statement.

Appendix (i)

Operating statistics

Volume/price movement

6 months to June 30, 2006

% movement

	Volume 2006 v 2005 % change Continuing	2006 v 2005 % change Heritage	Price 2006 v 2005 % change
Hanson Aggregates North America
Aggregates#	3.7	(0.4)	12.0
Asphalt	(0.2)	(5.5)	31.4
Ready-mixed concrete	5.4	(1.1)	16.3
Cement	6.6	6.6	11.6

Hanson Building Products North America
Concrete products	27.9	10.3	6.5
Bricks	(2.7)	(2.7)	7.2
Roof tiles	(13.5)	(13.5)	15.0

Hanson Aggregates UK
Aggregates#	(4.8)	(4.8)	6.4
Asphalt	(12.0)	(12.0)	7.3
Ready-mixed concrete	(0.5)	(0.5)	7.1

Hanson Building Products UK
Bricks	(18.9)	(19.1)	6.7
Aggregate blocks	(1.3)	(7.1)	6.8

Hanson Australia & Asia Pacific
Australia
Aggregates	1.7	1.7	4.7
Ready-mixed concrete	2.0	2.0	2.7
Asia Pacific
Aggregates	4.7	4.7	n/a
Asphalt	(4.2)	(4.2)	n/a
Ready-mixed concrete	(14.2)	(14.2)	n/a

Continental Europe
Aggregates	8.2	5.0	n/a
Asphalt	12.7	12.7	n/a
Ready-mixed concrete	12.0	10.7	n/a

#	Includes marine dredged aggregates
Volumes include intercompany sales and exclude Hanson’s share of joint-ventures and associates.
Heritage volumes exclude acquisitions owned for less than 12 months.

Appendix (ii)

Financial statements

Consolidated income statement

for the 6 months ended June 30, 2006

December 2005 £m			June 2006 Unaudited £m		June 2005 Unaudited £m
		Continuing operations:
3,715.7		Group turnover*	1,998.2		1,746.8
(3,267.4)		Costs and overheads	(1,785.6)		(1,564.1)
448.3		Group operating profit before impairments*	212.6		182.7
40.5		Share of joint-ventures’ and associates’ profit after tax	15.8		14.6
488.8		Operating profit before impairments	228.4		197.3
(4.0)		Operating impairments	—		(2.2)
484.8		Operating profit	228.4		195.1

(224.7)		Finance costs	(115.8)		(110.7)
169.2		Finance income	81.0		87.9
(55.5)		Net finance costs	(34.8)		(22.8)

429.3		Profit before taxation	193.6		172.3

(28.8)		Taxation on continuing operations before impairments	(31.8)		(32.4)
(5.6)		Taxation on impairments	—		(5.3)
(34.4)		Taxation on continuing operations	(31.8)		(37.7)

394.9		Profit after taxation – continuing operations	161.8		134.6

		Discontinued operations:
2.8		Current year profit after tax of discontinued operations	—		1.9
2.3		Profit on disposals in the current year, after tax	—		0.1
(12.4)		Profit/(loss) on disposals in prior years, after tax	5.1		(3.7)
(7.3)		Profit/(loss) after taxation – discontinued operations	5.1		(1.7)

387.6		Profit for the period	166.9		132.9

		Profit for the period attributable to:
387.3		Equity holders of the Company	166.3		132.8
0.3		Minority interests	0.6		0.1
387.6		Profit for the period	166.9		132.9

		Dividends
136.2		Paid in the period (£m)	101.6		93.5
18.65	p	Paid in the period (pence per share)	14.15	p	12.80	p

		Earnings per ordinary share (pence)
53.2	p	Basic	23.2	p	18.2	p
54.2	p	Basic – continuing operations	22.5	p	18.4	p
52.6	p	Diluted	22.9	p	18.0	p
53.6	p	Diluted – continuing operations	22.2	p	18.2	p

*	The use of the word ‘group’ reflects that the results of joint-ventures and associates that are accounted for under the equity method are excluded

Consolidated balance sheet

at June 30, 2006

December 2005 £m		June 2006 Unaudited £m	June 2005 Unaudited Restated(1) £m
	ASSETS
	Non-current assets
974.2	Intangible assets	1,232.9	916.6
2,735.4	Property, plant and equipment	2,922.5	2,655.6
302.3	Investments	289.4	285.5
182.2	Receivables	181.7	181.9
26.9	Pension plan surpluses	22.3	22.1
0.7	Deferred tax assets	0.7	2.1
4,221.7		4,649.5	4,063.8

	Current assets
382.4	Inventories	432.6	371.6
774.8	Trade and other receivables	942.5	881.5
6.3	Tax receivable	5.5	4.9
1,083.0	Cash and cash equivalents	681.5	1,377.4
2,246.5		2,062.1	2,635.4

8.5	Assets held for sale	4.1	17.8
6,476.7	Total assets	6,715.7	6,717.0

	LIABILITIES
	Non-current liabilities
(84.0)	Payables	(89.7)	(35.8)
(1,161.6)	Borrowings	(1,071.5)	(1,168.1)
(448.0)	Provisions	(431.0)	(466.7)
(151.0)	Pension and post-retirement plan deficits	(147.0)	(222.9)
(101.4)	Tax payable	(91.1)	(99.3)
(256.8)	Deferred tax liabilities	(341.2)	(228.2)
(2,202.8)		(2,171.5)	(2,221.0)

	Current liabilities
(578.5)	Trade and other payables	(662.3)	(641.8)
(911.0)	Borrowings	(1,184.8)	(1,272.5)
(104.3)	Provisions	(87.5)	(109.2)
(7.8)	Tax payable	(11.7)	(39.0)
(1,601.6)		(1,946.3)	(2,062.5)

(3,804.4)	Total liabilities	(4,117.8)	(4,283.5)
2,672.3	NET ASSETS	2,597.9	2,433.5

	EQUITY
73.7	Called-up share capital	73.7	73.7
(73.3)	Own shares	(115.6)	(31.7)
(3.0)	Cash flow hedge reserve	0.1	0.6
44.7	Cumulative translation reserve	(15.9)	22.2
1,655.5	Retained earnings	1,683.7	1,394.0
972.4	Other reserves	972.4	972.4
2,670.0	Attributable to equity holders of the Company	2,598.4	2,431.2
2.3	Minority interests	(0.5)	2.3
2,672.3	Total equity	2,597.9	2,433.5

(1)	Restated for the final impact of transitioning to International Financial Reporting Standards (IFRS) – See note 1.

Approved by the Board of Directors on August 2, 2006

Alan Murray, Chief Executive

Jonathan Nicholls, Finance Director

Consolidated cash flow statement

for the 6 months ended June 30, 2006

December 2005 £m		June 2006 Unaudited £m	June 2005 Unaudited £m
448.3	Cash flow from operating activities Group operating profit before impairments – continuing operations	212.6	182.7
1.0	Group operating profit before impairments – discontinued operations	—	0.5
449.3		212.6	183.2

3.0	Amortisation of intangible assets	2.5	0.9
194.6	Depreciation and depletion	107.4	93.0
9.5	Provisions charged	4.8	7.3
(43.8)	Provisions utilisation	(25.1)	(17.9)
(20.0)	Movements in pensions and post-retirement benefits	(12.4)	2.7
(15.0)	Profit on sale of property, plant and equipment and assets held for sale	(8.8)	(1.2)
(42.3)	Increase in inventories	(38.4)	(35.9)
20.1	Net change in receivables and payables	(100.4)	(75.2)
27.9	Dividends received from joint-ventures and associates	15.3	20.1
8.9	Other	5.8	4.9
592.2	Net cash flow from operating activities before interest and tax	163.3	181.9
57.3	Interest received	23.8	33.6
(124.2)	Interest paid*	(58.7)	(57.7)
(54.1)	Taxation paid	(22.2)	(19.6)
471.2		106.2	138.2

	Cash flow from investing activities
(191.8)	Purchase of property, plant and equipment and other intangible assets	(139.1)	(79.9)
29.0	Sale of property, plant and equipment and assets held for sale	13.9	5.9
(1.4)	Purchase of investments#	(1.9)	(0.6)
36.3	Disposal of investments†	4.5	35.1
(342.9)	Acquisitions of operations	(541.1)	(303.9)
14.0	Disposal of operations	5.5	13.9
(1.2)	Cash and cash equivalents in operations acquired or disposed of	8.9	(0.1)
(458.0)		(649.3)	(329.6)

	Cash flow from financing activities
(136.2)	Dividends paid to shareholders	(101.6)	(93.5)
(45.1)	Purchase of own shares held in treasury	(39.4)	(5.5)
(6.0)	Purchase of shares by ESOP Trust	(14.1)	—
(439.3)	Decrease in borrowings (including finance lease payments of £0.4m (£0.3m))	(2.3)	(2.0)
249.1	Increase in borrowings	272.7	209.1
(377.5)		115.3	108.1

(364.3)	Net cash outflow after financing	(427.8)	(83.3)
37.4	Exchange movements	9.1	66.8
1,389.0	Cash and cash equivalents at beginning of year	1,062.1	1,389.0
1,062.1	Cash and cash equivalents at end of period	643.4	1,372.5

*	Interest paid includes £nil (£0.1m) in respect of the interest element of finance lease rental payments
#	Purchase of investments includes £1.5m (£0.6m) in respect of increases in loans to joint-ventures and associates
†	Disposals of investments includes £4.5m (£4.2m) in respect of decreases in loans to joint-ventures and associates
(1)	For the purposes of the consolidated cash flow statement, cash and cash equivalents include bank overdrafts of £38.9m (£4.9m, £20.9m at December 31, 2005), shown within borrowings on the balance sheet.

Consolidated statement of recognised income and expense

for the 6 months ended June 30, 2006

December 2005 £m		June 2006 Unaudited £m	June 2005 Unaudited Restated(1) £m
4.0	Net gains on cash flow hedges	4.4	0.6
57.0	Exchange movements	(60.7)	34.2
(0.1)	Transfer of cumulative foreign exchange on disposals to the income statement	—	—
(8.0)	Net actuarial losses in respect of pensions and other post-retirement benefits	(22.1)	(63.1)
11.8	Tax on items taken directly to equity	(2.5)	23.6
64.7	Net expense recognised directly in equity	(80.9)	(4.7)
387.6	Profit for the period	166.9	132.9
452.3	Recognised income and expense	86.0	128.2
(11.6)	Restatement for the effects of adopting IAS 39	—	(11.6)
440.7	Total recognised income and expense	86.0	116.6

	Attributable to:
440.1	Equity holders of the Company	85.5	116.3
0.6	Minority interest	0.5	0.3
440.7		86.0	116.6

(1)	Restated for the final impact of transitioning to International Financial Reporting Standards (IFRS) – See note 1.

Notes to the interim financial information

1	Basis of preparation

The group prepares its annual financial statements on the basis of International Reporting Standards (IFRS) as adopted by the European Union (EU) and in accordance with the provisions of the Companies Act 1985. The financial information presented in these interim financial statements has been prepared in accordance with the accounting policies expected to be used in preparing the annual financial statements for the year ended December 31, 2006, which do not differ significantly from those used for the most recent financial statements.

The June 30, 2005 balance sheet has been restated to reflect the final impact of transitioning from UK GAAP to IFRS. The group issued its preliminary IFRS restatement in a press release on June 2, 2005. There was a change from the preliminary restatement in relation to the January 1 and December 31, 2004 balance sheets for deferred tax balances which was reflected in the group’s 2005 annual financial statements. This related primarily to a change in the interpretation of IAS 12 “Income taxes” regarding the tax bases of depreciable assets that can be recognised in calculating deferred tax, as well as certain other temporary difference adjustments. Certain other amounts were reclassified to be consistent with current period presentation. Further details of the transitional adjustments for the first time adoption of IFRS are set out in note 32 of the notes to the accounts in the Annual Report and Form 20-F 2005.

The financial information presented here does not represent statutory accounts as defined in the Companies Act 1985. The group’s statutory financial statements for the year ended December 31, 2005 were prepared under IFRS and filed with the Registrar of Companies.

2	Segmental analysis

a) Group turnover

	June 2006 £m	June 2005 £m
North America
Hanson Aggregates	507.6	421.1
Hanson Building Products	435.4	344.5
	943.0	765.6

UK
Hanson Aggregates	436.8	403.7
Hanson Building Products	193.8	196.2
	630.6	599.9

Australia & Asia Pacific
Hanson Australia	232.2	218.9
Hanson Asia Pacific	59.8	52.0
	292.0	270.9

Hanson Continental Europe	132.6	110.4
Continuing operations	1,998.2	1,746.8
Discontinued	—	19.2
	1,998.2	1,766.0

2	Segmental analysis continued

b) Operating profit

	June 2006 Group operating profit before impairments £m	June 2006 Share of joint- ventures’ and associates’ profit after tax £m	June 2006 Operating profit before impairments £m	June 2006 Operating impairments £m	June 2006 Operating profit £m
North America
Hanson Aggregates	56.2	0.8	57.0	—	57.0
Hanson Building Products	74.2	0.1	74.3	—	74.3
	130.4	0.9	131.3	—	131.3

UK
Hanson Aggregates	53.4	5.9	59.3	—	59.3
Hanson Building Products	10.4	—	10.4	—	10.4
	63.8	5.9	69.7	—	69.7

Australia & Asia Pacific
Hanson Australia	24.4	7.3	31.7	—	31.7
Hanson Asia Pacific	1.9	1.7	3.6	—	3.6
	26.3	9.0	35.3	—	35.3

Hanson Continental Europe	11.3	—	11.3	—	11.3
Central	(19.2)	—	(19.2)	—	(19.2)
Continuing operations	212.6	15.8	228.4	—	228.4
Discontinued	—	—	—	—	—
	212.6	15.8	228.4	—	228.4

	June 2005 Group operating profit before impairments £m	June 2005 Share of joint- ventures’ and associates’ profit after tax £m	June 2005 Operating profit before impairments £m	June 2005 Operating impairments £m	June 2005 Operating profit £m
North America
Hanson Aggregates	39.8	(0.1)	39.7	(1.6)	38.1
Hanson Building Products	56.3	0.2	56.5	—	56.5
	96.1	0.1	96.2	(1.6)	94.6

UK
Hanson Aggregates	42.9	6.3	49.2	0.2	49.4
Hanson Building Products	21.5	—	21.5	—	21.5
	64.4	6.3	70.7	0.2	70.9

Australia & Asia Pacific
Hanson Australia	25.0	7.4	32.4	—	32.4
Hanson Asia Pacific	2.1	0.8	2.9	—	2.9
	27.1	8.2	35.3	—	35.3

Hanson Continental Europe	9.2	—	9.2	(0.8)	8.4
Central	(14.1)	—	(14.1)	—	(14.1)
Continuing operations	182.7	14.6	197.3	(2.2)	195.1
Discontinued	0.5	2.5	3.0	—	3.0
	183.2	17.1	200.3	(2.2)	198.1

The following property profits in respect of surplus property and land disposals totalling £6.8m (£1.3m) are included within group operating profit before impairments: Hanson Aggregates North America £0.5m (£0.2m); Hanson Building Products North America £0.3m (£0.6m); Hanson Aggregates UK £5.6m (£0.4m); Hanson Building Products UK £nil (£nil); Hanson Australia £0.4m (£0.1m); Hanson Asia Pacific £nil (£nil); Hanson Continental Europe £nil (£nil); Central £nil (£nil).

2	Segmental analysis continued

c) Joint-ventures and associates

	June 2006 Turnover £m	June 2006 Operating profit £m	June 2005 Turnover £m	June 2005 Operating profit £m
North America
Hanson Aggregates	10.2	1.1	0.7	0.1
Hanson Building Products	0.7	0.1	1.8	0.3
	10.9	1.2	2.5	0.4

UK
Hanson Aggregates	51.2	8.4	52.8	9.0
Hanson Building Products	—	—	—	—
	51.2	8.4	52.8	9.0

Australia & Asia Pacific
Hanson Australia	88.2	11.0	86.2	10.6
Hanson Asia Pacific	16.0	2.2	4.9	1.0
	104.2	13.2	91.1	11.6

Hanson Continental Europe	—	—	0.6	—
Continuing operations	166.3	22.8	147.0	21.0
Discontinued	—	—	28.8	2.5
	166.3	22.8	175.8	23.5

			June 2006 £m	June 2005 £m
Continuing operating profit from joint-ventures and associates			22.8	21.0
Net finance costs			(1.8)	(1.4)
Taxation			(5.2)	(5.0)
Continuing profit after taxation from joint-ventures and associates			15.8	14.6

3	Net finance costs

Net finance costs of £34.8m (£22.8m) include a net pensions and post-retirement benefits financing credit of £5.6m (£3.7m); a net charge of £1.6m (£2.3m) in respect of the unwind of the discount on the group’s continuing provisions; and a credit of £0.5m (£3.5m) in respect of the change in the fair value of financial instruments, in accordance with IAS 39. Hanson’s share of its joint-ventures’ and associates’ interest charge of £1.8m (£1.4m) is included within joint-ventures and associates as shown in note 2(c).

4	Taxation

Analysis of tax charge in period

	June 2006	June 2006	June 2006	June 2005	June 2005	June 2005
	Before tax £m	Tax £m	After tax £m	Before tax £m	Tax £m	After tax £m
Continuing operations:
Group operating profit before impairments	212.6			182.7
Net finance costs	(34.8)			(22.8)
Group operating profit before impairments, after net finance costs	177.8	(31.8)	146.0	159.9	(32.4)	127.5
Share of joint-ventures’ and associates’ profit after finance costs	21.0	(5.2)	15.8	19.6	(5.0)	14.6
Profit from continuing operations before impairments	198.8	(37.0)	161.8	179.5	(37.4)	142.1
Operating impairments	—	—	—	(2.2)	(5.3)	(7.5)
Profit from continuing operations	198.8	(37.0)	161.8	177.3	(42.7)	134.6
Discontinued operations:
Profit/(loss) from discontinued operations	8.2	(3.1)	5.1	(14.3)	12.6	(1.7)
Profit for the period	207.0	(40.1)	166.9	163.0	(30.1)	132.9

					June 2006 £m	June 2005 £m
Tax charge for the period analysed as:
UK tax					0.9	(8.2)
Foreign tax					(41.0)	(21.9)
					(40.1)	(30.1)

5	Discontinued operations

The profit from prior years’ disposals of £5.1m includes a benefit of £6.3m relating to the net post-tax cost of increasing the gross cost provision for asbestos by £8.4m net of a post-tax discounted insurance asset recognised of £14.7m. Other discontinued items from prior years’ disposals net of tax amounted to a charge of £1.2m.

6	Dividends

The Board has declared an interim dividend of 6.45p per ordinary share (£46.3m) payable on September 15, 2006 (September 22, 2006 for ADS and CDI holders) to those shareholders on the register at the close of business on August 25, 2006. The shares are expected to trade ex-dividend on August 23, 2006 (August 21, 2006 for CDI holders). During the six months to June 30, 2006, the company has paid the approved dividend of £101.6m for the twelve months ended December 31, 2005.

7	Reconciliation of changes in total equity

December 2005 £m		June 2006 £m	June 2005 Restated(1) £m
2,411.0	Opening total equity as at December 31	2,672.3	2,411.0
(11.6)	Restatement for effects of adopting IAS 39	—	(11.6)
2,399.4	Restated opening total equity as at January 1	2,672.3	2,399.4
452.3	Recognised income and expense	86.0	128.2
(136.2)	Dividends paid	(101.6)	(93.5)
(46.7)	Purchase of own shares in treasury	(40.0)	(5.5)
(6.0)	Purchase of own shares by ESOP Trust	(14.1)	—
9.5	Disposal of own shares held by ESOP Trust	11.9	3.9
0.4	Employee share awards	(13.3)	1.1
(0.4)	Changes in minority interest	(3.3)	(0.1)
2,672.3	Closing total equity	2,597.9	2,433.5

(1)	Restated for the final impact of transitioning to International Financial Reporting Standards (IFRS) – See note 1.

8	Provisions / Contingent liabilities

Certain obligations in respect of the Koppers’ environmental liabilities are recognised in provisions with a corresponding asset representing the amounts receivable under the insurance arrangements entered into in 1998. Under these arrangements, insurance cover of $800.0 million in perpetuity (after payment by the group of the first $100.0m of remediation costs arising since January 1, 1998) was provided by subsidiaries of two re-insurance companies, Centre Solutions and Swiss Re. The Company estimates that this insurance cover is sufficient to meet future costs. Factors which could cause actual remediation costs to differ from these estimates include (i) unknown adverse conditions arising at sites; (ii) third party claims in excess of estimates; (iii) changes to regulatory requirements for remedial technology; (iv) any other significant variations to assumptions made in support of these estimates. Further details were provided in note 21 of the notes to the accounts in the Annual Report and Form 20-F 2005.

Provisions include a discounted amount of £217.3m (equivalent to $499.7m before discounting) for the gross cost of asbestos which is both probable and reliably estimable, which equates to approximately eight years of gross cost at current levels. An associated discounted insurance asset of £31.8m and associated deferred tax asset of £72.3m have also been recognised at June 30, 2006. Further details of the approach to accounting for asbestos is provided in notes 21 and 26 of the notes to the accounts in the Annual Report and Form 20-F 2005.

During the period, there have been a number of unfavourable court rulings in some of the more important litigation cases, including in California in relation to sand dredging. These rulings are being or will be appealed by one or more of the parties. At this stage it is not possible to estimate reliably the outcome of these litigation cases. There has been no material change regarding any other contingent liabilities referred to in note 26 of the Company’s Annual Report and Form 20-F 2005.

9	Movement in net debt

A reconciliation of net cash outflow after financing to net debt is set out below:

December 2005 £m		June 2006 £m	June 2005 £m
(364.3)	Net cash outflow after financing	(427.8)	(83.3)
439.3	Decrease in borrowings	2.3	2.0
(249.1)	Increase in borrowings	(272.7)	(209.1)
(174.1)	Increase in net debt resulting from cash flows	(698.2)	(290.4)
	Non-cash movements in debt:
(8.8)	Fair value adjustments	23.4	(27.2)
(12.3)	Effective interest adjustments	(0.1)	(21.1)
(1.9)	Borrowings in subsidiary undertakings (acquired)/disposed of	(3.6)	(1.6)
(1.6)	Other movements	(1.6)	0.5
(95.7)	Exchange movements	94.9	(28.2)
(294.4)	Movement in net debt in the year	(585.2)	(368.0)
(695.2)	Opening net debt	(989.6)	(695.2)
(989.6)	Closing net debt	(1,574.8)	(1,063.2)

Net debt comprises the following balance sheet items:

December 2005 £m		June 2006 £m	June 2005 £m
1,083.0	Cash and cash equivalents	681.5	1,377.4
(911.0)	Current borrowings	(1,184.8)	(1,272.5)
(1,161.6)	Non-current borrowings	(1,071.5)	(1,168.1)
(989.6)	Net debt	(1,574.8)	(1,063.2)